Exhibit I-3
(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.
(Securities Code: 3585)
October 12, 2010
To All Shareholders:
7-20-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
TMS ENTERTAINMENT, LTD.
Hideki Okamura, President and Chief Executive Officer
Notice to Convene Extraordinary General Meeting of Shareholders
Greetings:
TMS ENTERTAINMENT, LTD. (the “Company”) will hold an extraordinary general meeting of shareholders as described below, and we hereby give you notice and request your attendance at the same.
Since you may exercise your voting rights in writing, if you are unable to attend on the day of the meeting, please study the General Meeting of Shareholders Reference Materials that are set forth herein, and after indicating your approval or disapproval of the resolution on the enclosed voting rights proxy form, please return it so that it arrives no later than 6:30 PM on October 26, 2010 (Tuesday).

1.	Date and Time:	October 27, 2010 (Wednesday), 10:00 AM
2.	Place:	Keio Plaza Hotel, South Building 4th Floor, Nishiki Room 2-2-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo (Please see the attached map showing the meeting location)
3.	Purpose of Meeting:
Resolutions:
	Proposed Resolution:	Approval of the Share Exchange Agreement between the Company and SEGA SAMMY HOLDINGS INC.
End.
•	If you attend the meeting, please submit the enclosed voting rights proxy form at the meeting place reception desk.

•	Any changes that occur in the General Meeting of Shareholders Reference Materials will be published on the internet at the Company’s website (http://www.tms-e.co.jp/).

I-3-1

General Meeting of Shareholders Reference Materials
Proposed Resolution and Reference Matters

Proposed Resolution:	Approval of the Share Exchange Agreement between the Company and SEGA SAMMY HOLDINGS INC. (hereinafter “SEGA SAMMY”)
It was resolved at the meetings of the boards of directors of the Company and SEGA SAMMY that were held on August 27, 2010, to carry out a share exchange making SEGA SAMMY the wholly owning parent company and making TMS ENTERTAINMENT, LTD. (hereinafter the “Company”) the wholly owned subsidiary company (hereinafter the “Share Exchange”), and SEGA SAMMY and the Company entered into a share exchange agreement (hereinafter the “Share Exchange Agreement”).
In this regard, we would like to receive your approval for the Share Exchange Agreement.
The planned effective date for the Share Exchange is December 1, 2010. SEGA SAMMY plans to conduct the Share Exchange by implementing procedures for a simplified exchange of shares as prescribed in Article 796(3) of the Companies Act of Japan, without obtaining approval for the Share Exchange Agreement at a general meeting of shareholders.
If this resolution is approved, SEGA SAMMY will become the Company’s wholly owning parent company as of the effective date of the Share Exchange (planned for December 1, 2010). Also, it is planned that in advance of the effective date, the Company’s ordinary shares will be delisted from the second section of the Nagoya Stock Exchange as of November 26, 2010 (the final trading date will be November 25, 2010).
1.	Reasons for Conducting the Share Exchange

Since the time of the business integration of SEGA CORPORATION (hereinafter “SEGA”) and Sammy Inc. (hereinafter “Sammy”) in October 2004, the SEGA

I-3-2

SAMMY group has strived to grow its business with the group management objective of solidifying its presence within the expansive entertainment sector as a Comprehensive Entertainment Company.
In respect to our recent performance, the SEGA SAMMY group has responded flexibly in addressing developments such as the current global financial instability as well as changes to the regulatory environment, and has reached a stage at which the group sees prospects for a recovery in earnings. Nevertheless, concerns about an economic slowdown have resulted in a continued pattern of weak consumption, which has in turn resulted in a negative outlook for the operating environment. Consequently, the SEGA SAMMY group has determined that achieving an effective synergy of its management resources within the group and further reinforcing its competitiveness as a Comprehensive Entertainment Company are necessary for achieving further recovery in earnings as well as sustainable growth for the SEGA SAMMY group. Therefore, we seek to integrate our group structure.

The Share Exchange will facilitate the timely and optimum allocation of human and physical resources by the SEGA SAMMY group, even more than as currently allocated, and will enable management decisions to be made and executed flexibly and rapidly in order to achieve our group management strategies. Synergies and complementary gains can be expected from closer ties among management resources, such as the strong intellectual property and content resources that are scattered throughout our group, and we therefore believe that the Share Exchange will strongly contribute to the creation of an organizational infrastructure that will leverage the integrated capabilities of the group to the greatest extent possible. In addition to these synergies in business, we also intend to take advantage of the Share Exchange to consolidate management of the group. We will do so with the aim of enhancing the corporate value of the group as a whole, realizing not merely accounting profits but also substantive economic value, by capturing the benefits arising from consolidation of head office functions, efficient cash management, consolidated payment of taxes and other measures.

Meanwhile, the core sectors of the Company’s business are primarily the planning, production and sales of animation products. Assets of the Company include superior intellectual property and content of many types, ranging from prominent products such as Detective Conan to Go! Anpanman and Lupin the 3rd. As one of the leading

I-3-3

production companies in the industry, the Company has produced and holds approximately 9000 animation titles, and has thereby touched and provided joy to many people across generations. Its products are now appreciated in countries throughout the world, not just Japan.
Nevertheless, falling birthrates and other factors have led to a decline in the ratings of animation programs and a reduction in the number of animation program broadcasts. Related DVD sales have also declined. Factors such as these have made for an increasingly negative industry environment, and the Company must adopt a business model with a broader perspective that targets growth over the medium- to long-term in order to respond quickly to such changes in the operating environment and continue to grow.

Most notably, the production of animation will require larger investments than before, because in recent years the development and penetration of 3D computer graphics have been causing production costs and technology costs per title to increase. Therefore, the Company must shift to a business model that uses content effectively and strategically, and manage risks through the group as a whole, not just at the Company.

Moreover, each member of the SEGA SAMMY group is involved in businesses closely related to animation, and we believe that the stronger collaborations with the other such group companies that should ensue from the Share Exchange will enable the Company to achieve further stability and growth in its business development activities in areas such as multifaceted use of content, receipt of orders for video production, and licensing sales. Also, if the Share Exchange leads to stronger relationships with major media players for the group as a whole, then greater competitiveness can also be expected in areas such as securing TV broadcast slots, as well as financing broadcast costs and obtaining original stories, which present key challenges in the field of animation production.

In addition to business relating to existing characters and the like, we expect progress to be made in respect of major projects and worldwide presentations that leverage the networks and management resources of the group to enable the creation of superior new intellectual property and content, as in the case of Bakugan. This will involve collaboration among various companies in the group to maximize

I-3-4

intellectual property value. We therefore believe that the Share Exchange is a very significant endeavor.
As described above, the Share Exchange will enable the Company to make investments both across business sectors and concentrated in areas such as animation, games and toys over the entire SEGA SAMMY group without being constrained by the need to show short term profits or profits at the Company. As a result, high quality intellectual property and content can be developed and incubated. We believe that this will not only reduce the risks associated with such activities as individual investments, but also create opportunities for broad-based use of intellectual property and content that have been painstakingly developed by leveraging the assets of the group as a whole, thereby enabling the Company to earn substantial profits.

Moreover, we believe that turning the Company into a wholly owned subsidiary of SEGA SAMMY will result in a structure that can utilize the abundant financial resources as well as the research and development resources of the SEGA SAMMY group in areas extending beyond intellectual property and content, without being constrained by potential conflicts of interest or other restrictions associated with stock listings.

A further business advantage will be the ability to utilize the SEGA SAMMY group resources in administrative and indirect divisions, which is expected to enable substantial cost savings and facilitate the development of a superior internal control and compliance framework.

Moreover, the Share Exchange is entirely for the purpose of increasing the corporate value of the Company, thereby enhancing the value of the SEGA SAMMY group as a whole, and delisting the Company is not the final objective. Rather, we believe that delisting will enable the reduction of costs associated with maintaining share listings, as well as the building of our businesses from a medium- to long-term perspective that will alleviate concerns relating to short-term business fluctuations, thereby yielding significant advantages for the Company in terms of achieving sustainable growth.

Through the Share Exchange, the Company and the SEGA SAMMY group intend to

I-3-5

strengthen their base of operations, achieve sustainable increases in corporate value and make more certain that the SEGA SAMMY group will fulfill its management vision that “By providing entertainment filled with dreams and excitement to people throughout the world, we will strive to enrich our society and culture.” We thereby intend to satisfy the expectations of both our shareholders and society at large.
2.	Substance of Share Exchange Agreement

Please see Exhibit 1 regarding the content of the Share Exchange Agreement entered into with SEGA SAMMY on August 27, 2010.

3.	Overview of Content Set forth in Article 184 of the Companies Act Enforcement Regulations
(1)	Matters Concerning Reasonability of Consideration for Exchange
(i)	Matters Concerning Reasonableness of Total Amount of Exchanged Consideration

SEGA SAMMY will furnish 0.26 shares per common share of stock of the Company, provided that SEGA SAMMY will not allocate shares in the Share Exchange in connection with shares that SEGA SAMMY holds consisting of 23,549,000 common shares of stock of the Company. This allocation in connection with the Share Exchange may be changed through discussion and agreement between SEGA SAMMY and the Company if a significant change occurs in the terms and conditions that constitute the bases for the relevant calculations.

In order to achieve fairness and appropriateness in the share exchange ratios used for the Share Exchange, it was decided that each of the companies would invite independent, unbiased and credible institution to perform the calculations. SEGA SAMMY selected Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., (“Mitsubishi UFJ Morgan Stanley”), while the Company selected PricewaterhouseCoopers Co., Ltd. (“PwC”) to perform such calculations.

I-3-6

Neither Mitsubishi UFJ Morgan Stanley nor PwC is related to SEGA SAMMY or the Company, and neither has a material relationship of interest requiring disclosure in connection with the Share Exchange.

Mitsubishi UFJ Morgan Stanley mainly used a market value analysis method (“Market Value Analysis”) to make calculations regarding SEGA SAMMY, because Mitsubishi UFJ Morgan Stanley determined that using the market value would enable fully appropriate results to be obtained given that SEGA SAMMY is listed on the First Section of the Tokyo Stock Exchange and has a market value as well as a substantial market capitalization and high liquidity in the trading market. Market Value Analysis was also used for the Company, since we are listed on the second section of the Nagoya Stock Exchange and a market price exists. For the calculation periods of the market values in the Market Value Analysis, August 25, 2010, was set as a record date, and this record date as well as the periods corresponding to one month, three months and six months prior to such record date were used as the basis of the calculations for calculating the closing share prices of each of the companies on each trading date in the relevant period.

An analysis based on a similar company comparison method was used for the Company, since several similar listed companies exist, and a calculation was made using a discount cash flow analysis (“DCF Analysis”), in order to incorporate the conditions expected to affect future business activities into the evaluation.

The following is a summary of the results of the calculations performed by Mitsubishi UFJ Morgan Stanley of the share exchange ratios (setting forth the valuation range obtained from each calculation method, assuming that the value of one share of SEGA SAMMY is one):

Method of Calculating
Value	Share Exchange Ratio Range
Market Value Analysis	0.14-0.21
Similar Companies Comparison	0.14-0.21
DCF Analysis	0.22-0.38

I-3-7

In calculating the above share exchange ratios, Mitsubishi UFJ Morgan Stanley in principle used such information as that provided by each of the companies and their major subsidiaries and affiliates as well as information made available to the general public, and assumed that this data and information is entirely accurate and complete. It has not made an independent study of the accuracy or completeness thereof. It has also not made an independent assessment or evaluation in connection with the relevant assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of SEGA SAMMY or the Company and their subsidiaries and affiliates, and has not requested an appraisal or evaluation from any independent institution. Moreover, it has been assumed that the financial forecasts obtained from each company have been prepared pursuant to the best forecasts and judgments that the management team of each company could reasonably obtain at such time. The calculations made by Mitsubishi UFJ Morgan Stanley reflect the above information and other relevant factors through August 25, 2010.

PwC used a market value-based calculation method in connection with SEGA SAMMY, since shares of SEGA SAMMY are listed on the First Section of the Tokyo Stock Exchange, and therefore a market value exists for them. A market value-based method was used in the calculations relating to the Company, since shares of the Company are listed on the Second Section of the Nagoya Stock Exchange, and therefore a market value exists for them. Moreover, in order to incorporate the conditions expected to affect future business activities into the evaluation, the firm also used the DCF method (the “DCF Method”).

Under the market value-based calculation method, to account for recent market transactions in the shares of the companies, the volume-weighted average price and the final average price over the one-month, three-month and six-month periods immediately preceding and including August 25, 2010 were used. The following is a summary of the results of the calculations of the share exchange ratios performed by PwC (setting

I-3-8

forth the valuation range obtained from each calculation method, assuming that the value of one share of SEGA SAMMY is one):

Calculation Range of Share Exchange
Calculation Method	Ratios
Market Value-Based Method	0.15-0.17
DCF Method	0.35-0.47
In calculating the above share exchange ratios, PwC in principle used such information as that provided by each of the companies and their major subsidiaries and affiliates as well as information made available to the general public, and assumed that this data and information is entirely accurate and complete. It has not made an independent study of the accuracy or completeness thereof. It has also not made an independent assessment, appraisal or evaluation in connection with the relevant assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of the relevant companies or their affiliates, including any analysis or evaluation of individual assets or liabilities, and has not requested an appraisal or evaluation from any independent institution. Moreover, it has been assumed that the financial forecasts obtained from each company have been prepared pursuant to the best forecasts and judgment that the management team of each company could reasonably obtain at such time. The calculations of the share exchange ratios made by PwC reflect the above information and other relevant factors to date as of August 25, 2010.

In its results, PwC expresses no opinion concerning the fairness of the share exchange ratios it has calculated in relation to the Share Exchange.

SEGA SAMMY and the Company have deliberated in good faith concerning the results of the share exchange ratio analyses submitted by the independent institutions referenced above, and have each obtained approval for the same at their respective board of directors meetings held on August 27, 2010, thereby reaching a resolution on the share exchange ratios to be used in the Share Exchange.

I-3-9

In accordance with the above, SEGA SAMMY and the Company have determined that the conditions relating to the consideration given for the shares in this Share Exchange are reasonable.

(ii)	Reasons for Selection of SEGA SAMMY Shares as Exchange Consideration

SEGA SAMMY shares were selected as the exchange consideration to protect the interests of investors, given factors that include: (i) shares in SEGA SAMMY are listed on the First Section of the Tokyo Stock Exchange and are expected to continue to provide liquidity to the shareholders of the Company, (ii) although shareholders in the Company who received allocations of less than 100 shares in SEGA SAMMY will be unable to trade their shares on a market of a financial instruments exchange since they will have less than one trading unit of shares, they will, if they wish, be able to issue a demand to SEGA SAMMY that SEGA SAMMY buy back the relevant shares or sell to the shareholder the number of shares which, together with the odd-lot shares that the holder already holds, will amount to a trading unit of SEGA SAMMY; and (iii) if shareholders in the Company receive shares in SEGA SAMMY, they will enjoy the benefits obtained from the synergies associated with combining the two companies into a wholly owned parent and a wholly owned subsidiary by means of the Share Exchange; and in consideration of, e.g., the capital policy of the group as a whole after the Share Exchange.

(iii)	Matters in which Caution has been Exercised so that Damage does not Occur to the Interests of Shareholders in the Company
(i)	Actions to Achieve Fairness

SEGA SAMMY holds 60.4% of the shareholder voting rights of the Company. Consequently, in order to ensure that the share exchange ratios used in the Share Exchange are fair and appropriate, SEGA SAMMY retained Mitsubishi UFJ Morgan Stanley as an independent institution to calculate the share exchange ratios set forth in (i) above. Using the results of these calculations, SEGA

I-3-10

SAMMY conducted negotiations and discussions with the Company, while SEGA SAMMY’s board of directors resolved on August 27, 2010, to implement the Share Exchange using the share exchange ratios set forth in (i) above.
In order to ensure that the share exchange ratios used in the Share Exchange are fair and appropriate, the Company retained PwC as an independent institution to calculate the share exchange ratios set forth in (i) above. Using the results of these calculations, the Company conducted negotiations and discussions with SEGA SAMMY, while the Company’s board of directors resolved on August 27, 2010, to implement the Share Exchange using the share exchange ratios set forth in 2.(3) above.

Neither the Company nor SEGA SAMMY has received any opinion from PwC or Mitsubishi UFJ Morgan Stanley concerning the fairness of the share exchange ratios (i.e., a fairness opinion).

SEGA SAMMY has appointed the law firm of Mori Hamada & Matsumoto (“MHM”) as its legal advisor, while the Company has appointed the law firm of Soga Uryu & Itoga (“SUI”) as its legal advisor, with each receiving legal advice concerning, among other things, appropriate procedures and responses in connection with the Share Exchange.

(ii)	Measures to Avoid Conflicts of Interest

As discussed in (i) the Company is a subsidiary of SEGA SAMMY. In order to avoid conflicts of interest, the Company’s director and chairman of the board Hajime Satomi, who also serves as chairman of the board and chief executive officer of SEGA SAMMY, as well as director Hiroshi Nishida, who also serves as a director of SAMMY NETWORKS, and director Tadashi Takezaki, who is also employed by SEGA, which is a wholly owned subsidiary of SEGA SAMMY, did not participate in deliberations or voting in connection with the Share Exchange at the meeting of the board of

I-3-11

directors of the Company held on August 27, 2010. Moreover, the Company’s corporate auditor Toshio Hirakawa, who also serves as a corporate auditor of SEGA SAMMY, did not attend the deliberations. With the exception of the three directors noted above, all directors of the Company attended the meeting of the board of directors, as did the other corporate auditors of the Company (three outside auditors), and the directors present resolved unanimously to execute the share exchange agreement. Moreover, all such other corporate auditors expressed the opinion that the board of directors’ resolution to execute the share exchange agreement be approved.
SEGA SAMMY has appointed MHM as its legal advisor, while the Company has appointed SUI as its legal advisor, with each receiving legal advice regarding, among other things, appropriate procedures and responses in connection with the Share Exchange.

Moreover, on August 26, 2010, the Company received from SUI, which is not an interested party in respect of the controlling shareholder, an opinion stating that the implementation by each of these companies of procedures to become a wholly owned subsidiary of SEGA SAMMY under the Share Exchange will not disadvantage minority shareholders.
(iv)	Regarding Reasonableness of Stated Capital and Reserves of SEGA SAMMY

The following are the amounts by which the stated capital and reserves of SEGA SAMMY will increase as a result of the Share Exchange:

Stated capital	¥0
Capital reserves	An amount that SEGA SAMMY will determine separately pursuant to Article 39 of the Corporate Accounting Regulations
Earned reserve	¥0

I-3-12

We have determined that the amount of stated capital and reserves as set forth above complies with the Companies Act and the Corporate Accounting Regulations pursuant thereto, and are reasonable in view of, e.g., the capital policy of SEGA SAMMY after the Share Exchange.
(2)	Matters for Reference in Connection with the Exchange Consideration
(i)	Stipulations in the Articles of Incorporation of SEGA SAMMY

Please see Exhibit 2 regarding the stipulations of the Articles of Incorporation of SEGA SAMMY.

(ii)	Matters Regarding the Method for Monetizing the Exchange Consideration

Shares in SEGA SAMMY are traded on the First Section of the Tokyo Stock Exchange, and transactions can be conducted through securities companies generally throughout Japan.

(iii)	Matters Regarding the Market Value of the Consideration for Exchange

The following are the closing averages of the market prices of SEGA SAMMY shares, which is the consideration of the Share Exchange, for the most recent one month, three months, and six months period prior to the date of the Share Exchange Agreement.

For the most recent market prices, etc., of SEGA SAMMY, please see the website of the Tokyo Stock Exchange (http://www.tse.or.jp).

1 Month	3 Months	6 Months
(From July 27 through August 26, 2010)	(From May 27 through August 26, 2010)	(From March 1 through August 26, 2010)
¥1,323	¥1,282	¥1,221
(3)	Matters Concerning the Reasonableness of the Stipulations Concerning

I-3-13

Warrant Bonds in Connection with the Share Exchange
None to be mentioned. If approval of the Share Exchange Agreement is obtained at the Extraordinary General Meeting of the Company in connection with approving the Share Exchange Agreement, then it is planned that on the occasion of the Share Exchange, all stock subscription warrants that the Company has issued shall be acquired without compensation pursuant to the redemption clause and retired by the date immediately preceding the effective date (December 1, 2010). The Company has not issued any warrant bonds.
(4)	Matters Concerning the Financial Statements, Etc., of the Final Fiscal Year of SEGA SAMMY
(i)	Financial Statements, Etc., of the Final Fiscal Year of SEGA SAMMY Please see Exhibit 3 regarding the content of the financial statements, etc., for the final fiscal year of SEGA SAMMY.

(ii)	Events Such as Disposition of Significant Assets that have Occurred On or After the Final Day of the Final Fiscal Year of the Companies Subject to the Share Exchange
(i)	The Company

None to be mentioned.

(ii)	SEGA SAMMY SEGA SAMMY, at its board of directors meeting held on August 27, 2010, resolved to carry out a share exchange making SEGA SAMMY the wholly owning parent company and making each of SAMMY NETWORKS Co., Ltd. (hereinafter “SAMMY NETWORKS”) and SEGA TOYS CO., LTD. (hereinafter, “SEGA TOYS”) its wholly owned subsidiary company (hereinafter the “Share Exchange”), and as of the same date, SEGA SAMMY entered into a share exchange agreement between SEGA SAMMY and SAMMY NETWORKS and a share exchange agreement between SEGA SAMMY and SEGA TOYS.
The substance of each such share exchange agreement is as

I-3-14

follows.
(a)	Share exchange agreement between SEGA SAMMY and SAMMY NETWORKS

Wholly owning parent company: Wholly owned subsidiary company:	SEGA SAMMY SAMMY NETWORKS
Cash or other consideration furnished to shareholders of wholly owned subsidiary company by wholly-owned parent company:

At the time of the share exchange, SEGA SAMMY will furnish 333 shares per common share of stock of SAMMY NETWORKS. All such shares are to be taken from treasury stock held by SEGA SAMMY, and SEGA SAMMY does not plan to issue any new shares.

Effective Date: December 1, 2010

The following are the amounts by which the stated capital and reserves of SEGA SAMMY will increase as a result of the share exchange with SAMMY NETWORKS:

Amount of stated capital:	¥0
Amount of capital reserves:	The amount that SEGA SAMMY shall determine separately pursuant to Article 39 of the Corporate Accounting Regulations
Amount of profit reserves:	¥0
(b)	Share exchange agreement between SEGA SAMMY and SEGA TOYS

Wholly owning parent company: Wholly owned subsidiary company:	SEGA SAMMY SEGA TOYS
Cash or other consideration furnished to shareholders of wholly owned subsidiary company by wholly-owned parent company:

At the time of the share exchange, SEGA SAMMY will furnish 0.33 shares per common share of stock of SEGA TOYS. All such

I-3-15

shares are to be taken from treasury stock held by SEGA SAMMY, and SEGA SAMMY does not plan to issue any new shares.
Effective Date: December 1, 2010

The following are the amounts by which the stated capital and reserves of SEGA SAMMY will increase as a result of the share exchange with SEGA TOYS:

Amount of stated capital:	¥0
Amount of capital reserves:	The amount that SEGA SAMMY shall determine separately pursuant to Article 39 of the Corporate Accounting Regulations
Amount of profit reserves:	¥0

I-3-16

Attached materials 1: Share Exchange Agreement
Share Exchange Agreement
SEGA SAMMY HOLDINGS INC. (located at the Shiodome Sumitomo Building, 1-9-2 Shimbashi, Minato-ku, Tokyo; hereinafter “SEGA SAMMY”) and TMS ENTERTAINMENT, LTD. (located at 7-20-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo; hereinafter “TMS ENTERTAINMENT”) hereby enter into this Share Exchange Agreement as set forth below (hereinafter this “Agreement”) and dated August 27, 2010 (hereinafter the “Execution Date”).

Article 1	(Share Exchange)
In accordance with the provisions of this Agreement, SEGA SAMMY and TMS ENTERTAINMENT shall implement a share exchange making SEGA SAMMY the wholly owning parent company and making TMS ENTERTAINMENT the wholly owned subsidiary company (hereinafter the “Share Exchange”).

Article 2	(Matters Concerning the Method for Calculating the Number of Shares to be Issued and Their Allocation at the Time of the Share Exchange)
1.	Upon execution of the Share Exchange, SEGA SAMMY shall, in exchange for TMS ENTERTAINMENT common shares, deliver to TMS ENTERTAINMENT shareholders (provided that this shall exclude SEGA SAMMY; hereinafter the same) who are shareholders at the point in time immediately preceding the acquisition by SEGA SAMMY of all of TMS ENTERTAINMENT’s issued shares (excluding shares in TMS ENTERTAINMENT that are held by SEGA SAMMY) (hereinafter the “Base Time”) the number of SEGA SAMMY common shares that is the total number of TMS ENTERTAINMENT common shares held by such shareholders multiplied by 0.26.

2.	Under the provisions of the preceding paragraph, upon execution of the Share Exchange, SEGA SAMMY shall allocate to the TMS ENTERTAINMENT shareholders at the Base Time treasury shares held by SEGA SAMMY at a rate of 0.26 shares per one share of the TMS ENTERTAINMENT common shares owned by such TMS ENTERTAINMENT shareholders.

3.	Notwithstanding the provisions of the preceding two paragraphs, if there are any fractions of less than one share in the number of SEGA SAMMY common shares to be delivered, SEGA SAMMY shall sell SEGA SAMMY common shares

I-3-17

corresponding to the sum total of those fractions (discarding any fraction of less than one in that sum total), and shall deliver those proceeds to the TMS ENTERTAINMENT shareholders in proportion to the allocated fractions in accordance with the provisions of Article 234 of the Companies Act of Japan.

Article 3	(Matters Concerning SEGA SAMMY’s Capitalization and Reserves)
The amounts by which SEGA SAMMY’s Capitalization and Reserves will be increased pursuant to the Share Exchange will be as follows.

(1)	Capitalization Amount:	JPY0
(2)	Amount of Capital Reserve:	Amount separately provided by SEGA SAMMY in accordance with Article 39 of the Company Accounting Ordinance
(3)	Amount of Retained Earnings Reserve:	JPY0

Article 4	(Effective Date)
The date that the Share Exchange takes effect (hereinafter the “Effective Date”) shall be December 1, 2010, provided, however, that this may be changed upon agreement by the parties if necessary for reasons such as procedural necessity during the Share Exchange.

Article 5	(General Meeting for Approval of Share Exchange)
1.	Based on the provisions of Article 796(3) of the Companies Act of Japan, SEGA SAMMY shall implement the Share Exchange without obtaining approval of this Agreement at a general meeting of shareholders as set forth in Article 795(1) of the Companies Act of Japan; provided, however, if approval of this Agreement at SEGA SAMMY’s general meeting of shareholders becomes necessary in connection with the Share Exchange pursuant to the provisions of Article 796(4) of the Companies Act of Japan, SEGA SAMMY shall request approval concerning matters that are necessary for this Agreement and the Share Exchange at a SEGA SAMMY extraordinary general meeting of shareholders to be convened no later than the day before the Effective Date.

2.	TMS ENTERTAINMENT shall request approval concerning matters necessary for this Agreement and the Share Exchange at the extraordinary general meeting of shareholders that is scheduled to be convened on October 27, 2010 (hereinafter the “General Meeting for Approval of Share Exchange”); provided, however, that this may be changed upon agreement by the parties if necessary for reasons such as procedural necessity during the Share Exchange.

I-3-18

Article 6	(Extinguishment of Stock Warrants and Retirement of Treasury Shares)
1.	If approval concerning matters necessary for this Agreement and the Share Exchange is obtained at the General Meeting for Approval of Share Exchange as set forth in paragraph 2 of the preceding Article, TMS ENTERTAINMENT shall cause all of the stock warrants issued by TMS ENTERTAINMENT to be extinguished by acquisition pursuant to the acquisition clause, by voluntary purchase, by waiver of rights, or by another method, no later than the day immediately preceding the Effective Date, and shall perform any acts necessary to accomplish that (including a resolution of the board of directors to cancel treasury stock warrants).

2.	Pursuant to a resolution of a board of directors meeting to be convened no later than the day before the Effective Date, after the purchase of shares related to purchase requests for the relevant shares takes effect and before the Base Time, TMS ENTERTAINMENT shall retire all of the treasury shares that are owned by TMS ENTERTAINMENT on the Effective Date (including any treasury shares that TMS ENTERTAINMENT purchases in connection with any stock buyback request from opposing shareholders, as prescribed in Article 785(1) of the Companies Act of Japan, that is exercised at the time of the Share Exchange).

Article 7	(Restrictions on Distribution of Surplus and Acquisition of Treasury Shares)
1.	SEGA SAMMY may make a surplus distribution of no more than twenty yen per common share to shareholders of SEGA SAMMY’s common shares or to registered pledge right holders of SEGA SAMMY’s common shares who are entered or recorded in the final shareholder registry for September 30, 2010.

2.	Except as provided in the preceding paragraph, during the period from the Execution Date to the Effective Date, SEGA SAMMY and TMS ENTERTAINMENT shall not make a surplus distribution with a record date that predates the Effective Date.

3.	During the period from the Execution Date to the Effective Date, SEGA SAMMY and TMS ENTERTAINMENT shall not acquire treasury shares with an acquisition date that predates the Effective Date (except for the acquisition of treasury shares where treasury shares must be acquired in response to the exercise of shareholder rights in accordance with applicable laws and regulations).

Article 8	(Management of Company Assets, Etc.)

I-3-19

During the period from the Execution Date to the Effective Date, SEGA SAMMY and TMS ENTERTAINMENT shall respectively run their businesses and manage and administer their assets with the care of a conscientious manager, and unless it is otherwise provided in this Agreement, shall not perform any act that may cause a material effect with respect to their assets or their rights and obligations without discussing the matter and reaching an agreement in advance.

Article 9	(Changes to the Terms and Conditions of the Share Exchange and Cancellation of the Agreement)
The parties may change the terms and conditions of the Share Exchange, otherwise change the contents of this Agreement or cancel this Agreement after discussing the matter and reaching an agreement regarding the same if, during the period from the Execution Date to the Effective Date, a material change arising for any reason, including an act of God, has occurred in the condition of SEGA SAMMY’s or TMS ENTERTAINMENT’s assets or business, or a situation has arisen or been revealed that presents a material obstacle to the execution of the Share Exchange, or if otherwise it has become difficult to achieve the purpose of this Agreement.

Article 10	(Effect of this Agreement)
This Agreement shall lose its effect in any of the following situations.
(1)	Approval of the matters necessary for execution and performance of this Agreement or implementation of the Share Exchange cannot be obtained at TMD Entertainment’s General Meeting for Approval of Share Exchange.

(2)	If, in the case falling under the proviso of Article 5.1 above, approval of the matters necessary for execution and performance of this Agreement or implementation of the Share Exchange cannot be obtained at a general meeting of shareholders of SEGA SAMMY that is convened no later than the day immediately preceding the Effective Date.

(3)	If, based on law and regulation concerning the Share Exchenge (including foreign law and regulation), the acquisition of necessary permits, approvals, and the like from relevant government authorities, and notification procedures to relevant government authorities and the like (if any), are not completed by the Effective Date.

(4)	If this Agreement is cancelled based on the preceding Article.

Article 11	(Matters for Discussion)

I-3-20

Concerning matters other than those set forth in this Agreement, the parties shall stipulate any necessary matter concerning the Share Exchange in accordance with the purpose and spirit of this Agreement after discussing and reaching agreement on such matter.

Article 12	(Governing Law)
This Agreement shall be governed by and interpreted in accordance with the laws of Japan.
IN WITNESS WHEREOF, this document has been executed in duplicate, with the names and seals of SEGA SAMMY and TMS ENTERTAINMENT affixed below, and with each party retaining one original in each of their possessions.
August 27, 2010

SEGA SAMMY:	Shiodome Sumitomo Building, 1-9-2 Shimbashi, Minato-ku, Tokyo SEGA SAMMY HOLDINGS INC. Hajime Satomi, Chairman of the Board and Chief Executive Officer

TMS ENTERTAINMENT:	7-20-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo TMS ENTERTAINMENT, LTD. Hideki Okamura, President and Chief Executive Officer

I-3-21

Exhibit 2: Articles of Incorporation of SEGA SAMMY HOLDINGS INC.
ARTICLES OF INCORPORATION
OF
SEGA SAMMY HOLDINGS INC.
CHAPTER I GENERAL PROVISIONS
Article 1 (Trade Name)
The name of the Company shall be “SEGA SAMMY HOLDINGS Kabushiki Kaisha” and in English translation it shall be “SEGA SAMMY HOLDINGS INC. ”
Article 2 (Purpose)
The purpose of the Company shall be: to manage and control the business activities of the corporations that conduct the following businesses and businesses equivalent thereto and to engage in operations incidental thereto by owning shares in such corporations:
(1)	Manufacture, marketing and recycling of pachinko, pachislot, arranged-ball, jankyu machines, and related equipment;

(2)	Planning, manufacture, marketing, import and export of amusement machines and equipment, game machines and equipment, amusement park rides, electric machines and equipment, electronic machines and equipment, optical machines and equipment, office machines and equipment, learning machines and equipment, exercise machines and equipment, health promoting machines and equipment, vending machines and equipment, money changers, machines and equipment for prizes, photo machines and parts, and materials thereof;

(3)	Planning, development, design, manufacture, marketing, importing and exporting of toys;

(4)	Designing, manufacture and marketing of computers and peripheral equipment and terminal units;

(5)	Planning, development, production, marketing and consulting of computer software, and computer systems;

(6)	Planning, manufacture, production, marketing, importing and exporting of hardware and software of game equipment and peripheral equipment and terminal units thereof;

(7)	Planning, design, development, administration, operation and maintenance of network systems, such as the Internet, computer networks, cell phones, car navigation systems, and television game networks, etc.;

(8)	Marketing, dealership, importing and exporting, manufacture, processing, installation and maintenance of telecommunications equipment and peripheral equipment and terminal units equipment thereof and dealership concerning the subscription of telecommunications service;

(9)	Construction work, installation work, interior and exterior decoration work, and installation of machines and equipment;

(10)	Planning, design and administration of various facilities, such as commercial and industrial facilities, and educational facilities, and displays;

(11)	Manufacture and marketing of various construction materials;

(12)	Building maintenance and providing invitation of and guidance to member shops on franchise systems and marketing of cleanup products (carpets, mops, cloth, rolls of towels, air fresheners for bathrooms and home, air purifiers, and water purifiers) and lease thereof;

(13)	Operation of amusement centers, game arcades, amusement parks, hotels, Japanese-style inns, catering establishments, golf courses, sports facilities, spa facilities, Karaoke facilities, parking facilities and car washes; and recruitment and support of franchisees, and sale of franchises through a franchise system of those businesses listed above;

I-3-22

(14)	Planning, management and operation of a variety of events such as theater plays, theatrical entertainment, movies and concerts;

(15)	Information services to collect, analyze, process and provide a variety of information;

(16)	Internet connection intermediary business

(17)	Planning, production, sale, and import and export of video software, and audio and music software

(18)	Planning, production, sale and distribution of broadcast programs, movies and animation

(19)	Advertising and publicity businesses

(20)	System design and planning for cable television

(21)	Television and other general broadcast businesses under the Broadcast Law

(22)	Management and promotion of entertainment talent and artists;

(23)	Planning, development, manufacture and marketing of character goods;

(24)	Administration, acquisition, licensing, sale and purchase, and leasing of industrial property rights, including patent rights, utility model rights, design rights, and trademark rights, and intangible property rights, including copyright, copyright neighboring rights, and merchandising rights, and studying on the use thereof;

(25)	Publishing;

(26)	General leasing;

(27)	Sale and purchase, leasing, administration and intermediacy of real estate;

(28)	Money lending business, investing business and handling of credit cards and planning, manufacture and sale of prepaid cards and gift certificates;

(29)	Serving as a non-life insurance agent and conducting operations concerning the collection of life insurances;

(30)	Serving as a travel agent;

(31)	Specific employment agency business;

(32)	Management consulting;

(33)	Mail order sale;

(34)	Planning, manufacture, marketing, importing and exporting of three dimensional vision equipment and planning, manufacture, marketing, importing and exporting of image processing systems;

(35)	Manufacture, marketing, importing and exporting of jet skis, motor boats, and scuba diving equipment, fabric products for clothing, fur clothing, dry goods for clothing, dress accessories, accessories, leather goods, shoes, suitcases, bags, indoor ornament, furniture, arts and crafts, watches, glasses, acoustic instruments, home appliances, cosmetics, medical consumables, and medical equipment;

(36)	Marketing, importing and exporting of gems, precious metals, antiques, cameras, stationery, books, magazines, musical instruments, sports gear, DIY tools, gardening tools, fertilizers, feed, soil conditioners, automobiles, automobile parts, automobile goods, bicycles, food, alcoholic beverages, soft drinks, tobaccos, daily necessities, system equipment for emergency notification for the prevention of crimes, fires and disaster damages, disposal units of industrial wastes (kitchen garbage), photovoltaic generators, food processing machines and equipment; and

(37)	Creation, marketing and maintenance of databases.
2.	The Company may engage itself in each of the foregoing businesses and those incidental or pertinent thereto.
Article 3 (Head office)
The head office of the Company shall be located at Minato-ku, Tokyo, Japan.
Article 4 (Method of public notice)
Public notices of the Company shall be given in the form of electronic public notice; provided, however, that they shall be given in The Nihon Keizai Shimbun published in Tokyo for any compelling reason including an accident that makes electronic public notices unavailable.
CHAPTER II SHARES
Article 5 (Number of shares authorized for issue)

I-3-23

The number of shares authorized for issue by the Company shall be 800,000,000 shares.
Article 6 (Acquisition of own shares)
The Company may acquire its own shares by such means as market transactions, subject to a resolution of the Board of Directors, pursuant to the provisions of Article 165, paragraph 2 of the Corporate Law.
Article 7 (Number of shares per unit share)
The number of shares to constitute a unit share of the Company shall be 100 shares.
Article 8 (Request for sale of additional fractional unit shares)
Shareholders who possess fractional unit shares of the Company may request the Company to sell the number of shares that will, together with such fractional unit shares, constitute a full unit share (hereinafter “request for sale of additional shares).
2. The period when a request for the sale may be made, the method of request and other matters shall comply with the share handling regulations adopted by the Board of Directors.
Article 9 (Rights of shareholders holding fractional unit shares)
Shareholders holding fractional unit shares of the Company shall have no rights to exercise other than those stipulated below:
(1)	Rights stipulated in each item of Article 189, paragraph 2 of the Corporate Law.

(2)	Right to receive dividends of surplus

(3)	Right to request redemption of shares with redemption rights

(4)	Right to be allocated publicly offered shares or publicly offered stock acquisition rights

(5)	Right to request the sale of additional fractional unit shares defined in the preceding article
Article 10 (Shareholder register manager)
The Company shall have a shareholder register manager.
2. The shareholder register manager and its business office shall be determined by a resolution of the Board of Directors.
Article 11 (Regulation of Share handling)
Handling and handling fees of matters relating to shares or stock acquisition rights such as the stating or recording of matters in the register of shareholders and the register of stock acquisition rights of the Company, purchase and additional purchase of fractional unit shares; procedures etc. for exercise of shareholders’ rights shall be governed by the regulation of share handling established by the Board of Directors, in addition to what is provided for in the laws and regulations.
Article 12 (Record date)

I-3-24

The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders for the corresponding fiscal year.
2. In addition to the case of the preceding paragraph or Article 53, the Company may, by giving prior public notice, set a certain date as record date by a resolution of the Board of Directors, if it is necessary in order to define persons entitled to exercise their rights as shareholders or registered share pledgees.
CHAPTER III GENERAL MEETING OF SHAREHOLDERS
Article 13 (Convocation)
An ordinary general meeting of shareholders shall be convened within three (3) months after April 1 each year and, whenever necessary, an extraordinary general meeting of shareholders may be convened.
Article 14 (Venue)
A general meetings of shareholders shall be convened in the area of head office, at a neighboring location or at a location in a ward of the Metropolis of Tokyo.
Article 15 (Convener and Chair of General Meetings of Shareholders)
Except as otherwise provided by the laws and regulations, the President and Representative Director previously determined by a resolution of the Board of Directors shall convene the general meetings of shareholders and act as the chairman thereof.
2. When such President and Representative Director are unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such general meetings and act as the chairman thereof.
Article 16 (Deemed provision and disclosure via the Internet of reference materials, etc. for general meetings of shareholders)
Regarding convocation of general meetings of shareholders, the Company may be deemed to have provided shareholders with information pertaining to items that the Company is required to describe or present in reference materials for general meetings of shareholders, business reports, and non-consolidated and consolidated financial statements, if such information is disclosed via the Internet in accordance with relevant ordinances of the Ministry of Justice.
Article 17 (Vote by proxy)
A shareholder of the Company may exercise its voting rights by authorizing another shareholder who has a voting right in the Company as its proxy in a general meeting of

I-3-25

shareholders.
2. In the event of the preceding section, documents evidencing the authority of a proxy must be filed with the Company at every general meeting of shareholders.
Article 18 (Method of adopting resolutions)
Except as otherwise provided by laws and regulations or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of voting rights held by the attending shareholders.
2. A resolution to be adopted under Article 309, paragraph 2 of the Corporate Law shall be adopted by not less than two thirds of the votes of the shareholders who attend the meeting and represent not less than one third of the aggregate voting rights of all shareholders entitled to exercise their voting rights.
Article 19 (Minutes)
Concerning the proceedings of general meetings of shareholders, a summary of the proceedings, the result thereof and other items prescribed by relevant laws and regulations shall be described or recorded in the minutes of the meeting.
2. The original minutes of general meetings of shareholders shall be kept for ten (10) years at the head office from the date of resolution and certified duplicates thereof shall be kept for five (5) years at branch offices.
CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Article 20 (Board of Directors)
The Company shall have a Board of Directors.
Article 21 (Number of Directors)
The Company shall have no more than fifteen (15) Directors.
Article 22 (Election of Directors)
A resolution for election of Directors shall be adopted, in a general meeting of shareholders, by a majority of the votes of the shareholders who attend the meeting and represent not less than one third of the aggregate voting rights of all shareholders entitled to exercise their voting rights.
2. Cumulative voting shall not be used for the election of directors specified in the preceding section.
Article 23 (Term of office of Directors)

I-3-26

The term of office for Directors shall be until the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one year after their election.
2. The term of office of a director elected to fill a vacancy shall expire when that of a retired director would otherwise expire.
3. The term of office of a director elected to increase the number of directors shall be the same as the remainder of the term of office of other incumbent directors.
Article 24 (Executive Directors)
By a resolution of the Board of Directors, one President shall be appointed, and a few Chairpersons, Vice Chairpersons, Senior Vice Presidents, Senior Managing Directors and Managing Directors may be appointed if necessary.
Article 25 (Representative Directors)
The President shall represent the Company.
2. In addition to the foregoing section, the Company may, by a resolution of the Board of Directors, elect representative directors if necessary and each such director shall represent the Company.
Article 26 (Convener and Chair of Meetings of the Board of Directors)
Except as otherwise provided by laws and regulations, the President shall convene a meeting of the Board of Directors and shall act as the chairman thereof.
2. When such President is unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such a meeting and shall act as the chairman thereof.
Article 27 (Convocation of meeting of the Board of Directors)
To convene a meeting of the Board of Directors, a notice of convocation shall be dispatched to each Director and each Corporate Auditor no later than three days prior to the date of the meeting; provided, however, that this period may be shortened in case of a compelling emergency.
2. If the agreement of all the directors and auditors is obtained, a meeting of the Board of Directors may be held without following the convocation procedures.
Article 28 (Resolution of Board of Directors)

I-3-27

Resolution of the Board of Directors of the Company shall be adopted by a majority of Directors present at a meeting, which Directors shall constitute a majority of the total number of Directors.
Article 29 (Omission of resolution of Board of Directors)
If all the Directors agree to a matter to be resolved by the Board of Directors either in writing or with an electromagnetic record, the matter to be resolved shall be deemed to have been passed by resolution of the Board of Directors; provided, however, that this shall not apply in the event that any Corporate Auditor disapproves.
Article 30 (Minutes of Board of Directors’ meetings)
Concerning the proceedings of a meeting of the Board of Directors, a summary of the proceedings, the result thereof and other items prescribed by relevant laws and regulations shall be described or recorded in the minutes of the meeting. The chairperson, and the Directors and Corporate Auditors who attended the meeting shall sign, affix their names and seals to, or place electronic signatures on the minutes.
2. The original minutes shall be kept for ten (10) years at the head office from the date of resolutions.
Article 31 (Advisors)
The Company may, by a resolution of the Board of Directors, appoint one or more advisors. Advisors shall respond to a request for consulting by the President with respect to the business operations of the Company.
Article 32 (Regulations of the Board of Directors)
Except as otherwise provided by laws and regulations or these Articles of Incorporation, matters regarding meetings of the Board of Directors shall comply with the regulations of the Board of Directors separately adopted by the Board of Directors.
Article 33 (Compensation etc. for Directors)
Compensation etc. for Directors shall be determined by a resolution of the general meeting of shareholders.
Article 34 (Executive Officer)
The Company may have a few Executive Officers based on a resolution of the Board of Directors.
2. Executive Officers shall be in charge of some part of the business operations entrusted by the President in accordance with the principles adopted by the Board of Directors.

I-3-28

Article 35 (Regulations of Executive Officers)
Except as otherwise provided by the laws and regulations or these Articles of Incorporation, matters regarding officers shall conform to the regulations of officers adopted at a meeting of the Board of Directors.
CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS
Article 36 (Corporate Auditors and Board of Corporate Auditors)
The Company shall have Corporate Auditors and a Board of Corporate Auditors.
Article 37 (Number of Corporate Auditors)
The Company shall have no more than five (5) Corporate Auditors.
Article 38 (Election of Corporate Auditors)
A resolution for election of Corporate Auditors shall be adopted, in a general meeting of shareholders, by a majority of the votes of the shareholders who attend the meeting and represent not less than one third of the aggregate voting rights of all shareholders entitled to exercise their voting rights.
Article 39 (Term of office of Corporate Auditors)
The term of office for Corporate Auditors shall be until the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four years after their election.
2. In the event that Corporate Auditors are newly elected to fill vacancies, their term of office shall be conterminous with the remaining term of office of the retired Corporate Auditors.
3. A resolution for election of Substitute Corporate Auditors adopted in accordance with Article 329, paragraph 2 of the Corporate Law shall be effective until the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one year after their election.
4. In the event that Substitute Corporate Auditors specified in the preceding paragraph assume office as Corporate Auditors, their term of office shall be conterminous with the remaining term of office of the retired Corporate Auditors.
Article 40 (Standing Corporate Auditors)
The Board of Corporate Auditors shall elect Standing Corporate Auditors from among the Corporate Auditors.
Article 41 (Convocation of Meeting of the Board of Corporate Auditors)
Notice of a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor three (3) days prior to the date of said meeting; provided, however, that this period may be shortened in the case of an urgency.

I-3-29

2. With the agreement of all the Corporate Auditors, a meeting of the Board of Corporate Auditors may be held without following the procedures for convocation.
Article 42 (Resolutions of Meeting of the Board of Auditors)
Except as otherwise provided by laws and regulations, resolution of the Board of Statutory Auditors of the Company shall be adopted by a majority of Statutory Auditors present at a meeting.
Article 43 (Minutes of Board of Corporate Auditors’ meeting)
Concerning the proceedings of a meeting of the Board of Corporate Auditors, a summary of the proceedings, the result thereof and other items prescribed by relevant laws and regulations shall be described or recorded in the minutes of the meeting, and the Corporate Auditors who attended the meeting shall sign, affix their names and seals to, or place electronic signatures on the minutes.
Article 44 (Regulations of Board of Corporate Auditors)
Other matters relating to the Board of Corporate Auditors shall comply with the regulations of the Board of Corporate Auditors separately adopted by the Board of Statutory Auditors, unless otherwise provided for by laws and regulations or these Articles of Incorporation.
Article 45 (Compensation etc. for Corporate Auditors)
Compensation etc. for Corporate Auditors shall be determined by a resolution of the general meeting of shareholders.
Article 46 (Limited liability contract with outside Corporate Auditors)
The Company may, pursuant to the provision of Article 427, paragraph 1 of the Corporate Law, conclude a contract with outside Corporate Auditors for the purpose of limiting their liability for compensation, in the case that the requirements of relevant laws and regulations regarding the liability for compensation stipulated in Article 423, paragraph 1 of the said Law are fulfilled; provided, however, that the maximum amount of liability under such contract shall be the minimum liability limit stipulated in relevant laws and regulations.
CHAPTER VI ACCOUNTING AUDITORS
Article 47 (Accounting Auditors)
The Company shall have Accounting Auditors.
Article 48 (Election of Accounting Auditors)
Accounting Auditors shall be elected by a resolution of the general meeting of shareholders.
Article 49 (Term of office of Accounting Auditors)
The term of office of Accounting Auditors shall be until the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one year

I-3-30

after their election.
2. Unless otherwise resolved at the ordinary general meeting of shareholders in the preceding paragraph, Accounting Auditors shall be deemed to have been reelected at the said ordinary general meeting of shareholders.
Article 50 (Compensation etc. for Accounting Auditors)
Compensation etc. for Accounting Auditors shall be determined by the Representative Director of the Company, subject to the consent of the Board of Corporate Auditors.
Article 51 (Exemption from liability of Accounting Auditors)
The Company may, pursuant to the provision of Article 427, paragraph 1 of the Corporate Law, conclude a contract with Accounting Auditors for the purpose of limiting their liability for compensation, in the case that the requirements of relevant laws and regulations regarding the liability for compensation stipulated in Article 423, paragraph 1 of the said Law are fulfilled; provided, however, that the maximum amount of liability under such contract shall be the minimum liability limit stipulated in relevant laws and regulations.
CHAPTER VII ACCOUNTS
Article 52 (Fiscal year and accounting term)
The fiscal year of the Company shall be from April 1 each year through March 31 the following year, and the accounts of the Company shall be closed at the end of each fiscal year.
Article 53 (Dividends of surplus, etc.)
The Company may, by a resolution of the Board of Directors, determine the matters provided for in each item of Article 459, paragraph 1 of the Corporate Law.
2. Cash dividends of surplus (hereinafter, “cash dividends”) shall be paid to the shareholders or registered share pledgees registered or recorded in the final register of shareholders as of March 31 or September 30 of each year.
Article 54 (Statute of limitation for cash dividends)
In the case that cash dividends remain unclaimed after the lapse of three years from the day on which payment thereof was commenced, the Company shall be exempted from the responsibility of payment thereof.
2. Unpaid cash dividends shall bear no interest.

I-3-31

Exhibit 3: Sega Sammy Calculation Documents, etc. for Most Recent Fiscal Year
Business Report
April 1, 2009 to March 31, 2010
1.	Items concerning current status of corporate group
(1)	Business developments and results
In the consolidated fiscal year under review, Japan’s economy exhibited recovery in some sectors, but the overall picture remained harsh: the yen’s strength and the advances of deflation put pressure on corporate earnings, the labor market remained at a low level, and consumer spending remained sluggish.

In these circumstances, the game machine industry has enjoyed robust business replacing pachinko machines with a variety of gameplay features. In pachislot machines, supply became available of machines featuring innovative new gameplay features that have won high praise from the marketplace, generating hopes of market recovery in the near future.

The business environment remains harsh for the game sector, but it is hoped that the market will be enlivened by efforts to reach families, light users and other customer categories, leading to the development and supply of new kinds of game machines will drive the market.

In the market for home game software, the ongoing slump in consumer spending has caused a slump in demand, particularly in the European and North American markets. At the same time, new changes in the market environment also require new responses, such as the growth of the market for new content for SNS, smart phones, etc.

In this business environment, in the fiscal year under review Sega Sammy’s consolidated sales were ¥384.679 billion (-10.4% YoY), operating profit ¥36.712 billion (+339.0%), and recurring profit ¥35.925 billion (+441.3%). Extraordinary losses for asset impairment, valuation losses on marketable securities and other factors totaled ¥11.953 billion, and net profit was ¥20.269 billion (turning around from a net loss of ¥22.882 billion the year before).
In the sections below we discuss the business situation of our various business segments.
Pachislot and Pachinko Machines

I-3-32

In the pachinko machines business, the Sammy brand enjoyed robust sales in the fiscal year under review with its main titles “Pachinko CR Souten no Ken,” “Pachinko CR Sengoku Ranbu Aoki Dokugan” with new gameplay features, and the Taiyo Elec brand “CR Kido Shinsengumi Moeyo Ken.” For pachinko machines as a whole, total sales fell to 360,000 units, below the year-earlier level, but profit margins improved thanks to a higher percentage of board sales, and lower costs for parts procurement.
In the pachislot machines business, a new game, “Pachislo Koukyo Shihen Eureka Seven” was launched under the Sammy brand, with new gameplay features; this won high praise from the marketplace, and 56,000 units were sold. Sales were also strong for the Sammy brand product “Pachislo Ashita no Joe,” the Rodeo brand “Shin Onimusha,” and others. As a result, the sales periods of some key titles were extended. For pachislot machines as a whole, sales totaled 162,000 units, surpassing the year-earlier level.
We updated our pricing strategy for pachinko and pachislot machines, resulting in improvement in profit margins. With the aim of further profit growth, we made Ginza Corp. into a wholly owned subsidiary, as a strategic brand that will play a role in our multibrand strategy in the game machine sector.
As a result of the above factors, sales in this segment totaled ¥160.698 billion (-1.1% YoY), and operating profit was ¥29.502 billion (+103.1%).
Game machines: key titles (by sales) and number of units sold
Pachinko machines

Product name	Brand	# of units sold
Pachinko CR Souten no Ken	Sammy	94,000
Pachinko CR Kyuuteijokan Changum no Chikai Series	Sammy	58,000
Pachinko CR Sengoku Ranbu Aoki Dokugan	Sammy	53,000
CR Gamera The Battle Pachinko	Sammy	35,000
CR Kidou Shinsengumi Moeyo Ken Shippu Doten Series	Taiyo Elec	34,000
Pachislot machines

Product name	Brand	# of units sold
Pachislo Kokyo Shihen Eureka Seven	Sammy	56,000
Pachislo Ashita no Joe	Sammy	37,000
Shin Onimusha	Rodeo	28,000
Pachislo Urusei Yatsura 2	Sammy	16,000
Blood+	Taiyo Elec	7,000
Amusement Machine Sales

I-3-33

In the amusement machines business, we found success in the launch of our new key title “Border Break,” which is being sold under a new revenue-sharing model (ALL.Net P-ras), aimed at improving investment efficacy for the arcade operators and securing stable, long-term earnings for our corporate group. Also, we are seeing continuing sales of CVT kits for key titles such as “Sega Network Mahjong MJ4 Evolution.” No major new titles were launched in the fiscal year under review, and sales remained below the year-earlier level, but profit margins improved.
As a result of the above factors, sales in this segment totaled ¥47.925 billion (-26.8% YoY), and operating profit was ¥7.094 billion (+3.0%).
Amusement Center Operations
In amusement center operations, the business environment remained harsh due to sluggish consumer spending, and Sega’s business in Japan fell short of year-earlier levels, with same-store sales just 91.7% of the year before. Among amusement centers in Japan, locations with low profitability and/or dim future prospects were closed or sold, a trend that started late the year before; in total, 66 stores locations were closed, and only four new locations opened, so as of year-end the number of locations stood at 260.
Outside Japan, the company closed 8 locations in North America, with the aim of improving profitability.
As a result of the above measures, sales in this segment totaled ¥54.835 billion (-23.1% YoY), with an operating loss of ¥1.338 billion (vs. the previous year’s ¥7.520 billion loss).
Consumer Business
In the consumer business segment, the company launched several important new home game software titles, including “Mario & Sonic at the Olympic Winter Games” in Europe and the Americas, “Bayonetta” globally, and in Japan “Ryu ga Gotoku 4: Densetsu o Tsugumono” (latest installment in a popular series) and “Fantasy Star Portable 4.” Sales were robust in Japan, where the company cut back on the number of titles and focused on making its development efforts more efficient; outside Japan the market environment remained unfriendly, and sales of new titles were poor, so the launch of some new titles was postponed to the following year. As a result, U.S. sales told 10.55 million units, Europe 12.38 million, and Japan/other 3.82 million for a total of 26.75 million units. Due to changes The company decided to close its North American development subsidiary Secret Level Inc.
In the toy sales division, overseas sales were robust, but domestic sales declined due to

I-3-34

some unprofitable business segments and a narrowing of product lines. At the same time, a slump in consumer spending chilled the domestic market, further slowing our sales. In the mobile phone and PC content business, the overall number of customers in the mobile phone pachinko/pachislot category continues to decline, but we launched new titles and changed our business model (introducing volume-based pricing), so we were able to show robust earnings. In the animated films business, we produced a lower number of films and videos, but income from theatrical releases increased due to hit films, and royalties also increased thanks to the overseas success of Bakugan, so overall revenues grew.
As a result of the above factors, revenues in this segment were ¥21.838 billion (-7.5% YoY), and operating profit was ¥6.332 billion (turning around from the year-earlier ¥941 million loss).
(Regarding illicit transactions by former employees of our subsidiary Sega Toys)
As was made public on April 15 and May 6, 2010, former employees of our subsidiary Sega Toys engaged in multiple illicit transactions with vendors. Investigations by an internal body of Sega Toys and by an external investigative committee revealed the existence of accounts-receivable notes with a total value of approximately ¥420 million, with Sega Toys named as the payer.
     In connection with this incident, we recognize that we have caused trouble and concern for our shareholders and others with whom we do business, and we offer our sincere apologies, and our assurances that we will strive to prevent any recurrence, and restore your confidence in us.
The investigations into this incident are continuing in earnest, and when the final results are available we will inform you all without delay.
(2)	Outstanding issues
In our pachislot and pachinko machines business, customer preferences have been changing, as reflected in the growth of the low price pachinko rental ball market and other factors. A key challenge for our management is to respond to these changes in the business environment by developing and providing new kinds of games with new gameplay features that meet the changing needs of the marketplace.
In the amusement machines business, we aim to attract a wide variety of customers by meeting a wide variety of customer needs, from high-value-added products to family products, while at the same time improving investment efficacy for the arcade operators and securing stable, long-term earnings for our corporate group; outside Japan, our key business challenge is to provide products that are price-competitive while meeting local needs.

I-3-35

In amusement center operations, our main business challenges are to update our location portfolio to construct a more efficient business structure while at the same time strengthening store management and competitiveness, securing new customers and improving profitability.
Within our consumer business, in the business of home game software we aim to make the development process more efficient and improve profitability by reducing the number of titles, and other measures; we will also add new functionality for game consoles, and respond to new types of content markets such as SNS and smart phones. In the toys, mobile phone / PC content and animated films businesses, our goal is to strengthen our business, particularly for our listed subsidiaries.
(3)	Access to funds
i.	Access to funds
For purposes of securing medium- to long-term liquidity and a safety net for our Group as a whole, the Company concluded a ¥42 billion commitment line contract with a syndicate of seven financial institutions.
Also, in the fiscal year under review, for the purpose of securing operating funds, Sega issued ¥10 billion in bank-guaranteed private-placement bonds.
ii.	Capital investment
In the consolidated fiscal year under review, the Company made capital investments totaling ¥16.164 billion; capital investment in the pachinko / pachislot machines business totaled ¥3.297 billion, mainly for metal dies, while capital investment in amusement arcades operated by Sega and others totaled ¥7.796 billion.
iii.	Transfer, absorption and/or new establishment of businesses
No relevant items of significance in fiscal year under review.
iv.	Transfer of businesses from other companies

No relevant items of significance in fiscal year under review.

v.	Succession of rights or obligations in other corporations’ business, etc., in connection with absorption mergers or absorption partitioning.
No relevant items of significance in fiscal year under review.

I-3-36

vi.	Acquisition/disposition of shares, equity or new share rights in other companies
On April 28, 2009, Sammy sold all shares it held in Sammy Systems.

On December 8, 2009, Sammy acquired all outstanding shares of Ginza Corp.
(4)	Balance sheet, profit/loss data from last three fiscal years

	Term
	Fiscal Year No. 3	Fiscal Year No. 4	Fiscal Year No. 5	Fiscal Year No. 6
	April 1, 2006	April 1, 2007	April 1, 2008	April 1, 2009
Item	to March 31, 2007	to March 31, 2008	to March 31, 2009	to March 31, 2010
Sales (¥millions)	528,238	458,977	429,194	384,679
Recurring profit/loss (¥millions)	81,287	-8,224	6,636	35,925
Net profit/loss (¥millions)	43,456	-52,470	-22,882	20,269
Net profit/loss per share (¥)	172.47	-208.26	-90.83	80.46
Total assets (¥millions)	549,940	469,642	423,938	423,161
Net assets (¥millions)	358,858	281,627	242,532	256,770

(Notes)	1.	Values less than ¥1 million are truncated.

	2.	Figures for net profit/loss per share are based on the average number of shares outstanding in the relevant fiscal year.

	3.	Calculation of net assets, starting with Fiscal Year No. 3, is based on the application of “Accounting Standards concerning Presentation of Net Assets on Balance Sheet” (Corporate Accounting Standards No. 5, issued by the Corporate Accounting Standards Committee on December 9, 2005,) and the and the “Guides for Adopting the Accounting Standards concerning Presentation of Net Assets on Balance Sheet” (Corporate Accounting Standards Adoption Guide No. 8, issued by the Corporate Accounting Standards Committee on December 9, 2005).

	4.	Regarding Fiscal Year No. 6, please refer to above Section (1) Business development and results.

I-3-37

(5)	Key business segments of corporate group

Business segment	Description
Pachinko and pachislot machines	Development, manufacture, sale and installation of pachinko and pachislot machines in arcades
Amusement machine sales	Development, manufacture, sale and installation of amusement machines in arcades
Amusement center operations	Development, operation, rental and maintenance of amusement centers
Consumer business	Development and sale of game software; development, manufacture and sale of toys etc.; planning and sale of entertainment content for mobile phones etc.; planning production and sale of animated films
Other	Information services, other
(6)	Main location of corporate group
(1)	Main location

Headquarters (Minato-ku, Tokyo)

(2)	Locations of main subsidiaries
•	Sammy Inc.

Main office (Toshima-ku, Tokyo)
Kawagoe plant (Kawagoe, Saitama prefecture)
Branch offices, sales offices (seven branches, 29 sales offices)

•	Sega Corp.

Main office (Ohta-ku, Tokyo)
Amusement centers 217 locations
(3)	Employees of corporate group

Employees (YoY increase/decrease) 6,236 (-620) Note: The number of employees includes seconded employees, but not temporary workers.
(7)	Status of parent company and subsidiaries
(1)	Status of parent company

No relevant items.

I-3-38

(2)	Status of subsidiaries

Company name	Capital	Equity stake	Description
Sammy Inc.	¥18.221 billion	100.0% (Note)	Development, manufacture and sale of pachislot and pachinko machines
Sega Corp.	¥60 billion	100.0% (Note)	Development, manufacture and sale of amusement machines, development operation of amusement centers, development and sale of game software
Rodeo Co.	¥100 million	65.0% (Note)	Development, manufacture and sale of pachislot machines
Sammy Design Co.	¥40 million	100.0% (Note)	Planning, design and construction of halls
Taiyo Elec Co.	¥5.125 billion	51.2% (Note)	Development, manufacture and sale of pachislot and pachinko machines
Sega Logistics Service Co.	¥200 million	100.0% (Note)	Maintenance services, transportation, warehousing
Sega Amusements U.S.A. Inc.	$3.9 million	100.0% (Note)	Import, manufacture and sale of amusement equipment
Sega Amusements Europe Ltd.	26.485 million pounds	100.0% (Note)	Import, manufacture and sale of amusement equipment
Sega Entertainment U.S.A. Inc.	$0	100.0% (Note)	Operation of amusement centers
Sammy Networks Co.	¥2.33 billion	56.3%	Planning and production of game and music content for mobile phones, Internet, etc.
Sega Toys Co.	¥1.735 billion	52.2%	Development, manufacture and sale of toys
TMS Entertainment Ltd.	¥8.816 billion	60.2%	Planning, production and sale of animated films
Sega of America Inc.	$110 million	100.0% (Note)	Development, administration and sale of game software
Sega Publishing America Inc.	$41.9 million	100.0% (Note)	Sale of game software
Sega Europe Ltd.	10 million pounds	100.0% (Note)	Sale of game software
Sega Publishing Europe Ltd.	0 pounds sterling	100.0% (Note)	Sale of game software
Sega Sammy Investment and Partners Inc.	¥100 million	100.0%	Investment advisory services, operation and management of investment partnerships (funds)

Note:	Figures for equity stakes include indirect investments.

I-3-39

(8)	Main lenders, amount of loans

Lender	Outstanding balance of loan
Bank of Tokyo-Mitsubishi UFJ Bank	¥3.555 billion
Sumitomo Mitsui Bank	¥3.05 billion
Hokuriku Bank	¥2.136 billion
Other	¥921 million
Total	¥9.663 billion
(9)	Guidelines for exercise of rights, as defined by bylaws, for Board of Directors decisions on payment of dividends from surplus funds
The Company regards the return of profits to shareholders as an important business matter, and its basic guideline is to pay dividends commensurate with profits.
In the fiscal year under review, the company fulfilled its obligation to pay stable dividends. The interim dividend was ¥15 per share, and the final dividend was ¥15 per share.
Regarding the use of retained earnings, the basic guideline is that such funds should be used effectively, to strengthen the company’s financial condition and management foundation, and to expand the Company’s business.
(10)	Other important items regarding current status of corporate group
On December 27, 2005, Universal Entertainment sought legal action against Sammy, charging that its game Hokuto no Ken violated Patents 3069092 and 3708056, and seeking ¥21 billion in damages; on May 22, 2007, the Tokyo District Court dismissed the claims.
Universal objected to this decision, and on June 4, 2007 it brought an appeal to the Intellectual Property High Court, but on March 10, 2010 this court dismissed the appeal.
On March 26, 2010, Universal made a final appeal to the Supreme Court, and its final appeal was accepted, but because its claims were dismissed by both the Tokyo District Court and the Intellectual Property High Court, we are confident that the Supreme Court will also dismiss the claims.
On the same date, Universal also filed with the Supreme Court a motion to reduce

I-3-40

the damages to ¥100 million.
2.	Items regarding shares

(1)	Total number of authorized shares	800,000,000 shares
(2)	Total number of shares outstanding	283,229,476 shares
(3)	Number of shareholders	89,355
(4)	Top 10 shareholders

	Status of investment in the Company
Name of shareholder	Number of shares held	Shareholding ratio (%)
Hajime Satomi	43,569,338	17.29
Mellon Bank, NA Treaty Client Omnibus	18,280,322	7.25
FSC Co.	14,172,840	5.62
The Bank of New York Mellon Depositary Bank for Depositary Receipt Holders	12,465,860	4.94
The Master Trust Bank of Japan, Ltd. (As Trustee)	12,251,700	4.86
Japan Trustee Services Bank, Ltd. (As Trustee)	10,002,900	3.97
Japan Trustee Services Bank, Ltd. (As Trustee9)	4,174,100	1.65
State Street Bank and Trust Company	3,055,936	1.21
State Street Bank and Trust Company 505225	2,850,921	1.13
Hideo Ando	2,694,500	1.06

Note: Figures for shareholding ratio (%) exclude treasury shares (31,315,801 shares).
3.	Items concerning rights to acquire new shares (stock options)

(1)	Summary of details of rights to acquire new shares (stock options) given to executives of the Company as compensation for their duties as of the last day of the fiscal year under review

Date of decision by regular meeting of shareholders	June 20, 2006
Number of holders
Company director	1 (Note) 1
Number of stock options	150 (100 shares per option)
Type of shares to be granted in exchange for options	Ordinary shares
Number of shares to be granted in exchange for options	15,000 shares
Stock option exercise price	¥510
Price of assets to be delivered in exchange for exercise of options	¥4,235

I-3-41

Date of decision by regular meeting of shareholders	June 20, 2006
Stock options exercise period	August 15, 2008 - July 30, 2010
Main conditions for exercise of stock options	Note 2
Items concerning transfer of stock options	Transfer of stock options requires approval of Board of Directors

Note 1: Excludes three members of Board of Directors who retired at the regular shareholders meetings of June 19, 2007 and June 18, 2008.

Note 2: The conditions for the exercise of the stock options are as follows:
1.	Recipients of stock options must be directors, auditors, executive officers, advisors, counselors or other employees of the company or one of its subsidiaries, as of the time the options are exercised.

This condition shall not apply, however, if the person in question loses his/her standing due to a law, bylaw of the company or one of its subsidiaries or a company regulation, or as specified by Item (2) or (3) below.

2.	If a director, executive officer or employee of the company loses his/her standing, and if Item 1. or 2. below applies, that person may exercise the unexercised stock options held at the time the position was lost, regardless of Item (1) above.
i.	If the person in question loses his/her position due to the end of his/her term of office or retirement due to legal change.

ii.	If the person in question loses his/her position due to legal retirement age, downsizing of business, or other reason based on company regulations, or transfers to a subsidiary due to company circumstances.

iii.	If the person in question, immediately after losing his/her position, becomes a director, auditor, executive officer, advisor or counselor of the Company or a director, auditor, executive officer, advisor, counselor or employee of a Subsidiary.

I-3-42

3.	If the person in question loses his/her position as a director, auditor, executive officer, advisor, counselor or employee of a Subsidiary, and if Item 1. or 2. below applies, that person may exercise the unexercised stock options held at the time the position was lost, regardless of Item (1) above.
i.	If the person in question loses his/her position due to the end of his/her term of office or retirement due to legal change.

ii.	If the person in question loses his/her position due to legal retirement age, downsizing of business, or other reason based on company regulations, or transfers to a subsidiary due to company circumstances.

iii.	If the person in question, immediately after losing his/her position, becomes a director, auditor, executive officer, advisor or counselor of the Company or a director, auditor, executive officer, advisor, counselor or employee of the Company or a Subsidiary.
4.	Transfers or other disposals of stock options are not permitted.

5.	Other conditions regarding the exercise of stock options may be defined in the stock option allotment contract between the recipient and the Company.
2. Summary of details of new stock rights granted to employees of the Company and/or executives or employees of a Subsidiary as compensation for their duties in the fiscal year under review.
None.
4.	Items regarding company officers
(1)	Directors and auditors

Name	Position, or area of responsibility	Other Important Posts
Hajime Satomi	Representative Director and President	Chairman of Sammy Corp., Chairman of Sega Corp.
Keishi Nakayama	Executive Vice President and Representative Director of the Company, Group Representative, Group Communications Office, Policy & Public Relations, Administration, Group CSR Promotion Officer	President and Representative Director of Sammy Corp.

I-3-43

Name	Position, or area of responsibility	Other Important Posts
Okitane Usui	Director	President of Sega Corp.
Hisao Oguchi	Director	Senior Managing Director of Sammy Corp.
Yuji Iwanaga	Director	Attorney
Takeshi Natsuno	Director
Tomio Kazashi	Standing Corporate Auditor
Toshio Hirakawa	Corporate Auditor	Standing Corporate Auditor of Sammy Corp.
Hisashi Miyazaki	Corporate Auditor	Standing Corporate Auditor of Sega Corp.
Mineo Enomoto	Corporate Auditor	Corporate Auditor of Sega Corp., Attorney

Notes:	1.	Of the directors, Yuji Iwanaga and Takeshi Natsuno are Outside Directors, as defined by the Companies Act, Article 2-15

	2.	Three of the auditors — Standing Auditor Tomio Kazashi, and Corporate Auditors Toshio Hirakawa and Mineo Enomoto — are Outside Auditors as defined by the Companies Act, Article 2-16.

	3.	Standing Auditor Tomio Kazashi was elected, and assumed office, at the regular shareholders meeting of June 18, 2009.

	4.	The Company has instituted an executive officer system, with the aim of ensuring speedy management decision-making, strengthening oversight of operational execution, and strengthening operational executive functioning. The company has four executive officers: Hideo Yoshizawa (General Manager of Administration Department), Koichi Fukazawa and Takatoshi Akiba (in charge of policies and external affairs), and Tetsushi Ikeda (General Manager of Group Internal Control and CSR Promotion Office, General Manager of Internal Audit Office).
(2)	Total amount of executive compensation

Category	Number of persons	Amount of compensation
Director	5	¥489 million
Auditor	3	¥23 million
Total	8	¥513 million

Notes:	1.	Compensation figures include ¥110 million in executive bonuses (¥107 million for directors, ¥2 million for auditors).

I-3-44

2.	The regular shareholders meeting of June 20, 2006 passed a decision to limit directors’ compensation to ¥600 million.

3.	The Sammy Corp. regular shareholders meeting of June 25, 2004 and the Sega Corp. regular shareholder meeting of June 29, 2004 passed decisions to limit auditors’ compensation to ¥50 million.

4.	The above includes compensation for one auditor who retired as of the June 18, 2009 regular shareholders meeting.

5.	In addition to the above, a retirement bonus of ¥5 million was paid to one auditor who retired as of the June 18, 2009 regular shareholders meeting.

6.	In addition to the above, at the June 18, 2009 regular shareholders meeting a decision was reached to end the executive retirement bonus payment system for directors and auditors, and to pay final executive bonuses instead. In the fiscal year under review, such final bonuses totaled ¥276 million for two directors, and payment was made at the time of their retirement.
(3)	Main activities of Outside Directors

Category	Name	Description of Main Activities
Outside Director	Yuji Iwanaga	Attended 10 of 11 Board of Directors meetings in the fiscal year under review (8 of 9 ordinary BoD meetings), and offered mainly legal and management expertise, making motions that ensured the suitability and fairness of BoD decisions.
Outside Director	Takeshi Natsuno	Attended 11 of 11 Board of Directors meetings in the fiscal year under review (9 of 9 ordinary BoD meetings), and offered mainly management expertise, making motions that ensured the suitability and fairness of BoD decisions.
Outside Auditor	Tomio Kazashi	Attended 8 of 8 Board of Directors meetings in the fiscal year under review (7 of 7 ordinary BoD meetings), and offered mainly management expertise, making motions that ensured the suitability and fairness of BoD decisions. Also, attended 8 of 8 auditors committee meetings in the fiscal year under review, exchanging views on the audit results, and consulting cooperatively on important points concerning audits.
Outside Auditor	Toshio Hirakawa	Attended 11 of 11 Board of Directors meetings in the fiscal year under review (9 of 9 ordinary BoD meetings), and offered mainly management expertise, making motions that ensured the suitability and fairness of BoD decisions. Also, attended 8 of 8 auditors committee meetings in the fiscal year under review, exchanging views on the audit results, and consulting cooperatively on important points concerning audits.
Outside Auditor	Mineo Enomoto	Attended 9 of 11 Board of Directors meetings in the fiscal year under review (8 of 9 ordinary BoD meetings), and offered mainly legal and management expertise, making motions that ensured the suitability and fairness of BoD decisions. Also, attended 11 of 12 auditors committee meetings in the fiscal year under review, exchanging views on the audit results, and consulting cooperatively on important points concerning audits.

I-3-45

Note:	For Outside Auditor Tomio Kazashi, attendance figures cover the period after the regular shareholders meeting of June 18, 2009, when he assumed office.
(4)	Items concerning agreements to limit liability of Outside Officers
At the June 20, 2006 regular shareholders meeting for Fiscal Year No. 2, the Company changed its bylaws to establish new rules regarding agreements to limit the liability of Outside Auditors.

The following is a summary of the details of the limited-liability agreement the Company reached with Outside Auditor Mineo Enomoto, based on these new bylaws.

(Summary of details of limited-liability agreement)

Regarding liability indemnity under Article 423-1 of the Companies Act, liability for restitution is limited to the minimum amount specified by law, except in cases of malicious intent or gross negligence.
(5)	Total amount of compensation for Outside Officers

	# of	Amount of	Of which, amount paid by
	people	compensation	subsidiaries
Total amount of compensation for Outside Officers	5	¥69 million	¥16 million

Notes:	1.	Compensation figures include ¥2 million in bonus payments (auditors ¥2 million).

	2.	Compensation figures include ¥4 million in executive bonus payments (auditors ¥4 million) due to be paid by subsidiaries.

	5.	Items concerning statutory auditors

	(1)	Name
KPMG Azusa LLC
(2)	Items concerning agreements to limit liability of Statutory Auditor
At the June 20, 2006 regular shareholders meeting for Fiscal Year No. 2, the Company changed its bylaws to establish new rules regarding agreements to limit the liability of Statutory Auditors.
The following is a summary of the details of the limited-liability agreement the

I-3-46

Company reached with Statutory Auditor KPMG Azusa LLC, based on these new bylaws. (Summary of details of limited-liability agreement) Regarding liability indemnity under Article 423-1 of the Companies Act, liability for restitution is limited to the minimum amount specified by law, except in cases of malicious intent or gross negligence.
(3)	Amount of compensation

Amount
Amount of compensation in fiscal year under review	¥150 million
Total of cash and other assets/profits to be paid by company and/or subsidiaries to Statutory Auditor	¥382 million

Notes:	1.	Subsidiaries Japan Multimedia Services Corp., Sega Europe Ltd., and others were audited by auditors other than the Company’s Statutory Auditor.

	2.	Apart from operations specified under the Certified Public Accountants Act Article 2-1, the Company also outsources financial due diligence operations to the Statutory Auditor.
Guidelines for decisions to dismiss or not to reappoint
(4)	As a basic rule, the Company shall seek the advice of the Audit Committee regarding decisions to dismiss or not to reappoint the Statutory Auditor; if a decision is reached that any of the items in the Companies Act Article 340-1 is applicable, the basic directive is to dismiss the Statutory Auditor. Similarly, decisions to reappoint or not reappoint should be based on considerations of how well the Statutory Auditor has performed its duties.
6.	Summary of details of decision regarding the establishment of systems to ensure the properness of operations
The Company has decided basic guidelines for the establishment of internal regulatory systems based on the Companies Act, as follows, and strives to realize these systems.
(1)	Systems to ensure that Directors’ performance of their duties is in keeping with the law and with company bylaws
To ensure that all corporate activities are based on compliance with the law, the company shall establish basic guidelines for social responsibility that define what it should do as a member of society, part of which shall be compliance systems forming the basis of a group CSR declaration and a group code of conduct; the representative director shall communicate the spirit of these instruments regularly to the company’s officers and employees. In addition, to ensure that the execution of the company’s

I-3-47

operations as a whole is both proper and healthy, the Board of Directors shall, from the perspective of further strengthening corporate governance, establish a system of effective internal regulations, as well as systems to ensure that the company as a whole adheres to laws and bylaws.

The Audit Committee shall oversee the effectiveness and functioning of these internal rules, checking regularly to ensure the early detection and remedy of any issues.
(2)	Systems for the preservation and administration of information related to the execution of the Board of Directors duties

The representative director shall appoint the director in charge of the administration department as having overall company responsibility for the preservation and management of information related to the execution of the Board of Directors duties; based on the company’s internal rules and regulations, information related to the execution of these duties shall be recorded in paper or electronic form, and stored and administered in such a way that it can be easily accessed by directors and auditors, as necessary and appropriate.

(3)	Systems for rules etc. regarding the management of risk of losses

Regarding risks attached to the execution of the company’s operations, each department of the company is responsible for analyzing and categorizing risks, and clarifying risk management systems; the internal audit department and the internal rules department oversee and monitor the risk management situation of all departments, and report regularly to the management and administrative organizations responsible for management decision-making, execution and oversight.

(4)	Systems for ensuring that directors execute their duties effectively Systems for ensuring that directors execute their duties effectively, the Company uses an auditor system to ensure that the decision-making process is swift and accurate, and carried out by internal officers who are well versed in the Group’s business; this system ensures that duties are carried out properly and effectively, in keeping with the Board of Directors rules and other regulations on professional duties, authority and the decision-making process.

(5)	Systems to ensure that employees carry out their professional duties in accordance with the law and bylaws
     (1) The compliance functions of the Company and the Group reside with the department responsible for internal rules, which shall promulgate group compliance measures aimed at ensuring employees conduct themselves properly, in accordance with the law, other company-internal rules, and socially accepted norms.

I-3-48

     (2) If it becomes known that an employee has violated the law, company bylaws, company-internal rules or social norms, a whistle-blowing system shall be put in place, as well as systems to ensure that the person responsible reports important instances without delay to the Board of Directors and/or the Audit Committee. To protect the person making this report, and to maintain transparency and suitable handling of such matters, in addition to regular operational reporting channels, a reporting hotline to the company-internal compliance authorities and outside legal counsel shall be established to receive such reports.
(6)	Systems to ensure the propriety of actions by the corporate group consisting of the Company, the Parent Company and the Subsidiaries

The Company shall establish a Group executives contact group, Group auditors contact group, etc., to deal with problems existing within the corporate group, as well as important risks and related rules; from the perspective of securing profit for the group as a whole, the Company’s internal audit department shall supervise, and share information within the corporate group to the extent possible, and make efforts to ensure the proper execution of the company’s operations.

(7)	Items concerning employees requested by auditors to help with their professional duties

An audit office shall be established, as an organization attached directly to the Audit Committee; the employees of the audit office shall follow the directions of the Audit Committee and assist the auditors in their professional duties.

(8)	Items regarding employees described in the preceding Item, and their independence from the directors
     (1) Employees assisting the auditors in their professional duties shall not be receptive to direction or supervision by directors.
     (2) Employment, dismissal, reassignment, evaluation, penalization or changes in compensation concerning the above employees shall require prior approval by the board of directors.
(9)	Systems for directors and/or employees to report to the auditors, and other systems for reports to supervisory officers
     (1) If directors and/or employees, in connection with their duties, become aware of facts regarding significant violations of the law or bylaws, or other wrongful acts, or matters that may be feared to cause significant harm to the company, they must report such matters to the auditors without delay.

I-3-49

     (2) Employees and directors must report to the auditors without delay any decisions that might have a significant impact on the Company’s business or organization, results of internal audits, and evaluation results related to internal regulations and financial reporting.
(10)	Other systems to ensure that the Auditors’ audits go smoothly
     (1) The representative director shall meet regularly with the auditors, separate from organizational reports, to exchange views on the operations of the company, and to ensure that views are mutually understood.
     (2) The Board of Directors shall ensure that Auditors attend important executive meetings, to ensure the propriety of operations.
     (3) The Board of Directors shall, independently, as necessary, work with attorneys, accountants and other outside advisors, to ensure the creation of opportunities for assistance in the Auditors’ functions.

I-3-50

Balance Sheet
(as of March 31, 2010)
(Unit: ¥ millions)

Item	Amount	Item	Amount
Assets		Liabilities
Liquid assets	5,532	Liquid liabilities	1,177
Cash and deposits	3,389	Short-term borrowings	440
Prepaid costs	56	Other accounts payable	26
Other	2,086	Accounts payable	278
Fixed assets	306,465	Deferred income	0
Tangible fixed assets	3,824	Reserves for executive bonuses	110
Buildings	1,004	Reserves for other bonuses	98
Structures	936	Other	205
Machinery and fixtures	5	Fixed liabilities	470
Vehicles and transport equipment	58	Deferred tax liabilities	158
Tools, apparatus and equipment	401	Pension reserves	35
Land	1,418	Total liabilities	1,647
		Net assets
Intangible fixed assets	170	Shareholder equity	309,566
Trademarks	9	Capital	29,953
Software	158	Capital surplus	287,152
Other	2	Capital reserves	29,945
		Other capital surplus	257,207
Investments and other assets	302,470	Retained profits	109,237
Investment marketable securities	15,156	Other retained profits	109,237
Shares in affiliated companies	284,132	Retained earned surplus	109,237
Other marketable securities of affiliated companies	2,396	Treasury shares	-116,777
Long-term loans to affiliated companies	24	Revaluation and translation adjustments	-281
Long-term prepaid costs	2	Other revaluation adjustments on marketable securities	-281

I-3-51

Item	Amount	Item	Amount
Other	757	Stock options	1,065
Total assets	311,997	Total net assets	310,350
		Total of liabilities and net assets	311,997

(Note)	Amounts less than ¥1 million are truncated.

I-3-52

Income Statement
April 1, 2009 to March 31, 2010
(Unit: ¥millions)

Item	Amount
Operating income
Management instruction fees	5,583
Dividends received	7,558	13,142
Operating costs
SG&A expenses	4,897	4,897
Operating profit		8,244
Non-operating revenues
Interest income received	4
Interest on marketable securities	18
Dividend income received	340
Income from operation of lease assets	188
Other	91	642
Non-operating costs
Interest paid	22
Fees and commissions paid	68
Investment partnership operating loss	352
Costs for operation of lease assets	103
Other	5	551
Recurring profit		8,334
Extraordinary profit
Profits from sale of fixed assets	0
Profits from sale of marketable securities	18
Income from exercise of stock options	61	81
Extraordinary losses
Losses on sale of fixed assets	7
Eliminations of fixed assets	0
Valuation losses on other marketable securities of affiliated companies	1,380	1,388
Pretax profit		7,027
Income tax, local income tax and enterprise taxes		12
Net profit		7,015

I-3-53

(Note)	Amounts less than ¥1 million are truncated.
Statement of Changes in Shareholder Capital
April 1, 2009 - March 31, 2010
(Unit: ¥million)

	Shareholder Capital
		Capital Surplus
	Capital	Capital reserves	Other capital surplus	Capital surplus
Balance, previous fiscal year	29,953	29,945	257,211	287,157
Change in year under review
Dividends from surplus
Net profit
Purchases of treasury stock
Disposals of treasury stock			-4	-4
Total change in year under review	—	—	-4	-4
Balance at end of year under review	29,953	29,945

	Shareholder capital
	Retained earnings
	Other retained earnings
	Deferred retained	Total retained	Paid-in	Total shareholder
	earnings	earnings	capital	capital
Balance, previous fiscal year	109,779	109,779	-116,770	310,119
Change in year under review
Dividends from surplus	-7,557	-7,557		-7,557
Net profit	7,015	7,015		7,015
Purchases of treasury stock			-12	-12
Disposals of treasury stock			6	1
Total change in year under review	-541	-541	-6	-552
Balance at end of year under review	109,237	109,237	-116,777	309,566

I-3-54

	Revaluation and translation adjustments
				Net
	Other revaluation adjustments	Total Revaluation and	Share acquisition	asset
	on marketable securities	translation adjustments	rights	total
Balance, previous fiscal year	-1,939	-1,939	1,127	309,307
Change in year under review
Dividends from surplus				-7,557
Net profit				7,015
Purchases of treasury stock				-12
Disposals of treasury stock				1
Change (net) in items other than shareholder capital	1,657	1,657	-61	1,595
Total change in year under review	1,657	1,657	-61	1,042
Balance at end of year under review	-281	-281	1,065	310,350

(Note)	Amounts less than ¥1 million are truncated.

I-3-55

Notes
I.	Notes on Items concerning Important Accounting Guidelines
1.	Asset valuation standards and methods
(1)	Valuation standards and methods for marketable securities
i.	Shares in subsidiaries and affiliates

ii.	Other marketable securities

Instruments with a current market value: Current value method, based on market price on final day of reporting period. (Revaluation adjustments are reported as a component of net assets; cost of assets sold calculated using moving-average method)

Instruments with no current market value: Cost calculated using moving-average method.

However, investments in limited-liability investment partnerships and similar institutions (instruments that may be construed as securities under the Financial Instruments and Exchange Act Article 2-2) are evaluated based on the equity-method share of net assets, as stated in obtainable financial statements closest to the settlement report date, as specified in the partnership contract.
2.	Methods for depreciation of fixed assets
(1)	Tangible fixed assets: The fixed percentage method is used.

For buildings (excluding attached equipment) however, the straight-line method is used.

Key values used for serviceable life are as follows:

Buildings	2-50 years
Structures	2-50 years
Tools, apparatus and equipment	2-20 years
For items acquired prior to March 31, 2007, once the depreciable limit is reached, beginning the following year the equal-amortization method is applied for five years.
(2)	Intangible fixed assets: The straight-line method is used.

For software used in-house, the straight-line method is applied

I-3-56

for the duration of the serviceable life (five years).
3.	Reserves
(1)	Reserves for executive bonuses: To fund bonuses to be paid to executives, an amount is set aside equal to the amount to be paid.

(2)	Reserves for other bonuses: To fund bonuses to be paid to other employees, an amount is set aside equal to the amount to be paid.
(3)	Pension reserves: To fund pensions for employees, an amount is set aside equal to the amount of pension benefits expected to be paid at the end of the current fiscal year.
4.	Other important points regarding the preparation of financial statements
(1)	Accounting treatment of Consumption Tax, etc.

The accounting treatment method for consumption tax, local income tax, etc. is the tax-excluded method.
5.	Changes in method of presentation
(1)	Balance sheet

The item “corporate taxes receivable,” which was included in our statements for the year ended March 31, 2009, has been rolled into the category “Other” under Liquid Assets for the fiscal year under review, because the amount had become small.

(2)	Income statement

The item “Costs for Operation of Lease Assets,” previously included as part of “Other” under Non-Operating Costs, has been broken out as a separate item beginning with the fiscal year under review, because the amount grew greater than 10% of Non-Operating Costs.
In the preceding fiscal year, the amount of “Costs for Operation of Lease Assets” included as part of the “Other” category was ¥54 million.
6.	Additional information

Reserves for executives’ retirement bonuses: At the regular shareholders meeting in June 2009, it was decided to end retirement bonuses for executives, and a motion to pay final bonuses was approved. For this reason, the system of reserves for executive retirement bonuses was scrapped, and

I-3-57

the unpaid portion of final bonuses are now recorded in the “Other” category under fixed liabilities.
II.	Notes on Balance Sheet
(1)	Total depreciation of tangible fixed assets	¥457 million

(2)	Receivables from and payables to affiliated companies

	Short-term receivables	¥505 million

	Short-term payables	¥38 million

	Long-term receivables	¥24 million
III.	Notes on Income Statement
Transactions with affiliated companies

Management training fees	¥5,583 million

Dividends received (operating income)	¥7,558 million

Cost of sales, SG&A expenses	¥49 million

Non-operating transactions	¥703 million
IV.	Notes on Statement of Changes in Shareholder Capital

Type and number of shares of treasury stock in fiscal year under review Ordinary shares	31,315,801 shares
V.	Notes on tax-effect accounting

The main causes of deferred tax assets were deferred losses and investment marketable securities, where valuation losses on shares of affiliated companies and other marketable securities of affiliated companies were treated as unfactored losses; these were recorded as valuation reserves, for the entire amount of deferred tax assets, based on the likelihood of recovery. The main causes of deferred tax liabilities were other revaluation losses on marketable securities.
VI.	Notes on transactions with related parties
(1)	Subsidiaries, affiliated companies, etc.

I-3-58

(Unit: ¥million)

Type	Company name	Equity shareholding (held)	Relationship	Details of transaction	Amount (Note 1)	Category	Balance outstanding
Subsidiary	Sammy	100.0%, owned directly	Management training by director	Management training (Note 2)	2,624

				Repayment of deposit (Note 3)	15,270

				Interest on deposit (Note 3)	20

Subsidiary	Sega	100.0%, owned directly	Management training by director	Management training (Note 2)	2,959
Notes:	1.	Transaction values do not include Consumption Tax.

	2.	For purposes of group company management and administration, fees for management training are set at the level necessary to cover the Company’s necessary costs.

	3.	With the aim of unifying and making optimum use of group-internal fund-raising and management, these are handled as cash management system transactions; interest is calculated at market interest rates.
(2)	Transactions with executives and leading shareholders
(Unit: ¥million)

Type	Company name	Equity shareholding (held)	Relationship	Details of transaction	Amount (Note 1)	Category	Balance outstanding
Company in which executives or their relatives own a majority interest	FSC (Note 2)	5.67%, held, direct	Insurance sales agent	Payment of insurance premiums (Note 3)	7	Unpaid costs	3

			Outsourced operations	Payment of fees for outsourced operations (Note 3)	10

Directors and their relatives	Hajime Satomi	17.44%, held, direct	Representative director, chairman and president of the Company	Fees paid for use of business jet (Note 2)	240

I-3-59

Notes:	1.	Transaction values do not include Consumption Tax.

	2.	Company chairman/president Hajime Satomi directly owns 53% of the shares of FSC.

	3.	Handled as a routine transaction, the price of which was calculated based on market rates.

	4.	Transaction price was based on prevailing prices.
VII.	Note on per-share information
Net assets per share	¥1,227.74

Net profit per share	¥27.85
VIII.	Note regarding material subsequent events

None.

I-3-60

Independent Auditors’ Report
May 13, 2010
The Board of Directors
SEGA SAMMY HOLDINGS INC.
KPMG AZUSA & Co.

Satoshi Nakaizumi Designated and Engagement Partner Certified Public Accountant

Michitaka Shishido Designated and Engagement Partner Certified Public Accountant

Hiroyuki Nakamura Designated and Engagement Partner Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of SEGA SAMMY HOLDINGS INC. as of March 31, 2010 and for the year from April 1, 2009 to March 31, 2010 in accordance with Article 436(2)(1) of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

I-3-61

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of SEGA SAMMY HOLDINGS INC. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

I-3-62

Audit Report
The Board of Corporate Auditors has received the reports of the audit procedures and results concerning the execution of the duties of the Directors during the 6th fiscal year from April 1, 2009 through March 31, 2010 prepared by each of the auditors. After discussing the reports, we have prepared this Audit Report and report as follows.
1. Procedures and details of the audits by the Auditors and the Board of Corporate Auditors The Board of Corporate Auditors established the audit policy, allocation of duties, and other relevant matters, and received reports from each Corporate Auditor regarding the implementation of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the independent auditor regarding the execution of their duties, and sought explanations as necessary.
Each Corporate Auditor complied with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, according to the audit policy, allocation of duties, and other relevant matters, communicated with the Directors, the internal audit department, other employees, and any other relevant personnel. We also made efforts to optimize the environment for information collection and audit, and participated in meetings of the Board of Directors and other important meetings, received reports from the Directors, employees, and other relevant personnel regarding performance of their duties, and sought explanations as necessary. We examined important authorized documents and associated information, and investigated the operations and assets at the head office and principal offices. In addition, we monitored and verified the system for ensuring that the execution of the duties of the Directors conforms to the relevant laws and regulations and the Articles of Incorporation, as well as the details of the resolutions of the Board of Directors regarding the organization of the system stipulated in Article 100, Item 1 and Item 3 of the Enforcement Regulations of the Company Law and the status of the system (internal control system) based on said resolutions, a necessary measure for ensuring that a joint stock corporation’s business is proper. As to the internal control system associated with financial reports, we received the reports from the Directors and the independent auditor, KPMG AZUSA & Co. regarding the evaluation of the internal control, and the implementation of audits, and sought explanations as necessary. With respect to subsidiaries, we communicated

I-3-63

and exchanged information with directors, statutory auditors, and other relevant personnel of the subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and supporting schedules related to the relevant Fiscal Year.
Furthermore, we monitored and verified whether the independent auditor maintained its independence and implemented appropriate audits, and we received reports from the independent auditor regarding the performance of its duties and sought explanations as necessary. In addition, we received notice from the independent auditor that “systems for ensuring that duties are performed properly” (matters set forth in each Item of Article 131 of the Corporate Calculation Regulations) were maintained in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and individual notes) and supporting schedules, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and notes to consolidated financial statements) related to the relevant Fiscal Year.
2. Results of Audit
(1) The Report of Business Operations
1) In our opinion, the business report and supporting schedules are in accordance with the related laws and regulations and Articles of Incorporation, and fairly represent the Company’s condition.
2) With regard to the execution of the duties of the Directors, we have found no evidence of wrongful action or material violation of the relevant laws and regulations, nor of any violation with respect to the Articles of Incorporation.
3) In our opinion, the contents of the resolutions of the Board of Directors regarding the internal control system are fair and reasonable. In addition, we have found no matters on which to remark in regard to the execution of the duties of the Directors regarding the internal control system, including the one associated with financial reports.

I-3-64

In addition, as stated in the business report, it has been discovered that a former employee of SEGA TOYS, CO., LTD., a subsidiary of the Company had been conducting inappropriate transactions with multiple business partners. SEGATOYS, CO., LTD. is now earnestly investigating this matter by both the internal investigation taskforce at SEGA TOYS, CO., LTD. and the external investigation committee. We confirmed that SEGA TOYS, CO., LTD. planed to prevent the recurrence through improving the internal management system.
(2) Audit result of the Financial Statements and supporting schedules
In our opinion, the audit procedures and audit results received from the independent auditor KPMG AZUSA & Co. are appropriate.
(3) Audit result of the Consolidated Financial Statements and consolidated supporting schedules
In our opinion, the audit procedures and audit results received from the independent auditor KPMG AZUSA & Co. are appropriate.
May 14, 2010

Board of Corporate Auditors,
SEGA SAMMY HOLDINGS INC.

Tomio Kazashi, Standing Corporate Auditor (Outside Auditor)

Toshio Hirakawa, Outside Auditor

Hisashi Miyazaki, Corporate Auditor

Mineo Enomoto, Outside Auditor

I-3-65

Venue of the 6th Ordinary General Meeting of Shareholders
Venue: Keio Plaza Hotel, South Bldg. 4th Floor Nishiki
2-2-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
TEL 03-3344-0111
Five minutes’ walk from JR Shinjuku Station, West exit
Five minutes’ walk from Keio, Odakyu, Subway (Tokyo Metro Marunouchi Line, Toei Shinjuku Line) Shinjuku Station
Immediately adjacent to B1 exit of Tocho-mae Station on the Toei Oedo Line

I-3-66